SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LIMONEIRA COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share;

(Title of Class of Securities)

532746104

(CUSIP Numbers)

Peter J. Nolan

338 Pier Avenue

Hermosa Beach, CA 90254

424-675-7605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532746104

1	Names of Reporting Persons Peter J. Nolan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 1,006,115
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,006,115
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,006,115
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.6% (1)
14	Type of Reporting Person (see instructions) IN

(1)

Based on the 17,978,910 shares of Common Stock, par value $0.01 per share, of Limoneira Company (the “Issuer”) outstanding as of August 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2023, filed with the Securities and Exchange Commission on September 7, 2023.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Statement of

Peter J. Nolan

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIMONEIRA COMPANY

Item 1. Security and Issuer

Peter J. Nolan (the “Reporting Person”) is filing this statement on Schedule 13D (this “Statement”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Limoneira Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1141 Cummings Road, Santa Paula, CA 93060.

Item 2. Identity and Background

(a), (f) This statement is filed by: Peter J. Nolan, a citizen of the United States of America

(b) The address of the principal business and principal office of the Reporting Person is 338 Pier Avenue, Hermosa Beach, CA 90254.

(c) Peter J. Nolan’s principal business is to serve as chairman of Nolan Capital Inc. The business address of which is 338 Pier Avenue, Hermosa Beach, CA 90254.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used personal cash to purchase the shares of Common Stock reported herein.

Item 4. Purpose of the Transaction

The Reporting Person holds the Common Stock reported herein for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, tax considerations, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Person’s need for liquidity, and other future developments.

The Reporting Person believes that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Person has had general discussions with the management team of Issuer and may engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The information set forth in the cover page above is incorporated herein by reference.

(c) Please See Schedule I for the Reporting Person’s activity in the last 60 days.

Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date hereof, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2023

/s/ Peter J. Nolan
Peter J. Nolan

Schedule I: Reporting Person’s activity in the last 60 days

Date	Shares Bought	Price
9/8/2023	44,819	$14.48
9/11/2023	35,181	$14.62
9/26/2023	2,796	$14.76
9/27/2023	12,377	$14.88
9/28/2023	7,361	$15.10
9/29/2023	27,466	$15.20
10/2/2023	18,351	$15.13
10/3/2023	19,961	$14.88
10/4/2023	21,688	$14.70
10/5/2023	4,794	$14.79